FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	000-0809-940
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 29, 2004, MLCC Series 2004-1	333-112231

Name of Person Filing the Document
(If Other than the Registrant)


04051177

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: Matthew Whalen

Title: Authorized Signatory

Dated: November 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$594,206,000 (approximate)

MLCC 2004-1

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Merrill Lynch Credit Corporation
Originator

Cendant Mortgage Corporation
Servicer

November [18], 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

MLCC 2004-1

$594,206,000 (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class		Principal or Notional Balance	WAL (Yrs) (Roll/Mat)(1)	Pymt Window (Months) (Roll/Mat)(1)	Certificate Interest Rates	Tranche Type	Expected Rtgs Moody's/Fitch
1-A	$	74,684,000	1.88/3.29	1-33/1-357	WAC PT(2)	Senior	Aaa/AAA
2-A	$	519,522,000	2.52/3.33	1-56/1-356	WAC PT(3)	Senior	Aaa/AAA
M-1	$	6,740,000				Mezzanine	Aa/AA
M-2	$	4,594,000				Mezzanine	A/A
M-3	$	2,756,000		Information Not Provided Hereby		Mezzanine	Baa/BBB
B-1	$	918,000				Subordinate	Ba/BB
B-2	$	1,225,000				Subordinate	B2/B
B-3	$	2,146,132				Subordinate	NR/NR
Total	$	612,585,132					

(1) The WAL and Payment Windows to Roll for the Class 1-A and Class 2-A Certificates are shown assuming all loans are paid on their 1st reset date ("CPB") at pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class 1-A and Class 2-A Certificates are shown at pricing speed of 25% CPR (as described herein).

(2) The Class 1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rate of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(3) The Class 2-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rate of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.
Cut-off Date:	November 1, 2004.
Pricing Date:	On or about November [18], 2004.
Closing Date:	On or about November 30, 2004.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in December 2004.
Certificates:	The "Senior Certificates" will consist of the Class 1-A and Class 2-A Certificates (together, the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class 1-A, Class 2-A, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of 2 groups of approximately 1,427 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. *The information on the Mortgage Loans described herein is based on* the pool of approximately $612,585,133 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 99.07% and 0.93% of the Mortgage Loans are six-month LIBOR indexed and one-year Treasury indexed Mortgage Loans, respectively, and have original terms to maturity of 30 years. Approximately 12.36% and 86.11% of the Mortgage Loans are scheduled to pay interest only for the first 3 and 5 years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans: As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $76,994,801, which equals approximately 12.57% of the Mortgage Loans. All of the Group I Mortgage Loans pay a fixed rate of interest for the first 3 years.

Approximately 99.70% and 0.30% of the Group I Mortgage Loans are six-month LIBOR and one-year Treasury indexed Mortgage Loans, respectively. Approximately 98.37% of the Group I Mortgage Loans are scheduled to pay interest only for the first 3 years. After such 3-year interest-only term, the Group I Mortgage Loans are scheduled to amortize on a 27-year fully amortizing basis.

Group II Mortgage Loans: As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $535,590,331, which equals approximately 87.43% of the Mortgage Loans. All of the Group II Mortgage Loans pay a fixed rate of interest for the first 5 years.

Approximately 98.98% and 1.02% of the Group II Mortgage Loans are six-month LIBOR and one-year Treasury indexed Mortgage Loans, respectively. Approximately 98.49% of the Group II Mortgage Loans are scheduled to pay interest only for the first 5 years. After such 5-year interest-only term, the Group II Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis.

Accrual Period: The interest accrual period for the Senior and Subordinate Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	Moody's/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	Aaa/AAA	97.00%	3.00%
Class M-1	Aa/AA	1.10%	1.90%
Class M-2	A/A	0.75%	1.15%
Class M-3	Baa/BBB	0.45%	0.70%

*Preliminary and subject to revision.

Shifting Interest: Until the Distribution Date occurring before December 2009, the Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

December 2004 - November 2009	0% Pro Rata Share
December 2009 - November 2010	30% Pro Rata Share
December 2010 - November 2011	40% Pro Rata Share
December 2011 - November 2012	60% Pro Rata Share
December 2012 - November 2013	80% Pro Rata Share
December 2013 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided to the Senior Certificates related to a loan group by the Subordinate Certificates reaches twice the initial subordination available to those Senior Certificates, on or after the distribution in December 2007, all principal from that loan group (scheduled principal and prepayments) will be paid pro-rata between those Senior Certificates and the Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second to the related Senior Certificates, until their certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) To the Class 1-A and Class 2-A Certificates, pro-rata, accrued and unpaid interest at the respective certificate interest rate;
2) To the Class 1-A and Class 2-A Certificates, principal distributions from related available funds remaining, in each case until its certificate principal balance is reduced to zero.
3) Sequentially, from remaining available funds from both loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, accrued and unpaid interest at the respective Certificate Interest Rate.
4) Sequentially, from remaining available funds from both loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 Certificates, such Class' pro-rata share of principal, until their respective certificate principal balances are reduced to zero as described under "Shifting Interest" above.

Assumptions:

25% CPR
Initial 1 Year Treasury: 2.50%
Initial 6 Month LIBOR: 2.54%

Assumed Mortgage Loan Characteristics

Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Interest-Only Remaining (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1-Year Treasury	234,215.88	4.239	3.989	360	348	0	2.750	10.239	2.750	3.740	2.000	24	12
6-Month LIBOR	1,022,314.45	4.617	4.367	360	356	0	2.000	9.617	2.000	5.000	1.000	32	6
6-Month LIBOR	75,738,271.06	4.872	4.622	360	357	33	2.010	9.872	2.010	5.000	1.000	33	6
1-Year Treasury	5,441,262.60	5.049	4.799	360	355	0	2.750	10.049	2.750	5.000	1.973	55	12
6-Month LIBOR	2,629,257.59	4.552	4.302	360	353	0	2.000	9.552	2.000	5.000	1.000	53	6
6-Month LIBOR	511,779,171.13	5.026	4.776	360	356	56	2.012	10.026	2.012	5.000	1.001	56	6
6-Month LIBOR	15,740,639.97	5.027	4.777	360	348	48	2.000	13.000	2.000	N/A	N/A	48	6

TOTAL MORTGAGE LOANS

Total Current Balance		$612,585,132.68	
Total Number of Loans		1,427	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$429,281.80	$15,000.00	$3,200,000.00
Original Balance	$435,008.05	$28,000.00	$3,200,000.00
Loan Rate	5.004%	3.500%	6.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.754%	3.250%	6.000%
Gross Margin	2.018%	1.250%	2.750%
Maximum Loan Rate	10.081%	8.500%	13.000%
Initial Rate Cap(2)	5.000%	2.000%	6.000%
Periodic Rate Cap(2)	1.010%	1.000%	2.000%
Original LTV	73.03%	9.52%	100.00%
Effective LTV	66.24%	9.52%	100.00%
Credit Score	727	553	816
Original Term (mos)	360	360	360
Remaining Term (mos)	356	324	360
Seasoning (mos)	4	0	36
Next Rate Reset	53	9	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	57	33	60
IO Original Term(3)	57	36	60
IO Remaining Term(3)	53	9	60
Top State Concentrations ($)		CA(18.80%),NY(12.26%),FL(11.18%),NJ(6.42%),MA(4.21%)	
First Pay Date		12/01/01	12/01/04
Rate Change Date		08/01/05	11/01/09
Maturity Date		11/01/31	11/01/34

(1) Based on current balances

(2) Excludes Mortgage Loans with maximum rate of 13%, which do not have initial rate caps/periodic rate caps

(3) *For interest-Only Loans only*

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	18	$5,675,478.48	0.93%	5.016%	684	$315,304	70.94%	70.16%	97.67%
Six-Month LIBOR	1,409	606,909,654.20	99.07	5.004	727	430,738	73.05	66.21	69.15
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3 Year/6 Month LIBOR ARM	188	$76,760,585.51	12.53%	4.868%	729	$408,301	74.44%	67.20%	70.59%
3 Year/1 Year Treasury ARM	2	234,215.88	0.04	4.239	719	117,108	75.00	64.12	43.51
5 Year/6 Month LIBOR ARM	1,221	530,149,068.69	86.54	5.024	727	434,193	72.85	66.06	68.94
5 Year/1 Year Treasury ARM	16	5,441,262.60	0.89	5.049	682	340,079	70.76	70.42	100.00
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	25	$9,327,050.52	1.52%	4.841%	711	$373,082	67.88%	65.81%	70.39%
Interest-Only	1,402	603,258,082.16	98.48	5.007	727	430,284	73.11	66.25	69.40
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	91	$6,783,119.14	1.11%	5.214%	721	$74,540	70.25%	61.80%	76.41%
100,000.01 to 200,000.00	283	42,565,562.78	6.95	5.139	721	150,408	77.68	70.36	80.38
200,000.01 to 300,000.00	188	46,493,246.23	7.59	5.018	723	247,305	80.70	70.43	79.98
300,000.01 to 400,000.00	220	79,305,723.62	12.95	4.997	723	360,481	75.71	69.34	68.63
400,000.01 to 500,000.00	228	103,021,806.29	16.82	4.920	728	451,850	73.59	67.55	66.35
500,000.01 to 600,000.00	160	88,434,996.39	14.44	4.872	733	552,719	72.60	67.79	58.08
600,000.01 to 700,000.00	66	43,463,857.33	7.10	5.106	736	658,543	73.97	69.90	64.67
700,000.01 to 800,000.00	42	31,787,751.45	5.19	4.976	735	756,851	72.52	65.36	55.08
800,000.01 to 900,000.00	43	36,715,194.74	5.99	5.079	727	853,842	75.19	66.26	51.12
900,000.01 to 1,000,000.00	59	57,877,073.09	9.45	4.933	730	980,967	62.58	57.03	61.21
1,000,000.01 to 1,100,000.00	5	5,373,000.00	0.88	5.009	705	1,074,600	67.50	61.50	100.00
1,100,000.01 to 1,200,000.00	6	6,885,082.05	1.12	5.497	707	1,147,514	74.52	65.92	100.00
1,200,000.01 to 1,300,000.00	2	2,574,999.99	0.42	4.813	761	1,287,500	79.89	72.04	100.00
1,300,000.01 to 1,400,000.00	1	1,370,644.52	0.22	4.500	756	1,370,645	32.61	32.61	100.00
1,400,000.01 to 1,500,000.00	8	11,668,484.49	1.90	5.122	717	1,458,561	64.80	64.80	87.64
1,500,000.01 to 2,000,000.00	20	35,959,590.57	5.87	5.079	719	1,797,980	68.38	59.56	100.00
2,000,000.01 to 2,500,000.00	4	9,105,000.00	1.49	5.118	734	2,276,250	74.44	58.91	100.00
3,000,000.01 or greater	1	3,200,000.00	0.52	6.125	664	3,200,000	86.72	43.88	100.00
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	4	$1,315,484.14	0.21%	3.500%	706	$328,871	77.82%	65.34%	50.93%
3.501 to 3.750	2	1,099,806.52	0.18	3.750	777	549,903	89.85	70.60	87.97
3.751 to 4.000	48	20,514,204.76	3.35	3.932	731	427,379	70.91	65.42	56.45
4.001 to 4.250	63	28,222,917.69	4.61	4.194	728	447,983	68.76	64.44	64.12
4.251 to 4.500	130	60,666,389.10	9.90	4.443	725	466,665	68.55	63.88	66.82
4.501 to 4.750	210	98,709,918.30	16.11	4.695	725	470,047	71.22	65.62	67.43
4.751 to 5.000	236	112,759,606.35	18.41	4.925	728	477,795	72.68	65.14	71.65
5.001 to 5.250	300	115,198,294.52	18.81	5.194	733	383,994	74.52	67.36	70.59
5.251 to 5.500	260	99,012,232.05	16.16	5.437	730	380,816	75.66	68.41	66.10
5.501 to 5.750	116	53,392,054.12	8.72	5.673	716	460,276	73.50	66.89	78.41
5.751 to 6.000	51	15,709,125.13	2.56	5.922	719	308,022	81.07	72.63	73.14
6.001 to 6.250	7	5,985,100.00	0.98	6.140	684	855,014	81.23	52.22	98.88
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

TOTAL MORTGAGE LOANS

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
313 to 324	1	$159,670.81	0.03%	6.000%	757	$159,671	80.00%	80.00%	100.00%
325 to 336	13	3,198,351.81	0.52	5.199	744	246,027	62.97	57.99	29.33
337 to 348	72	30,920,800.27	5.05	4.904	717	429,456	69.99	61.92	75.48
349 to 360	1,341	578,306,309.79	94.40	5.008	728	431,250	73.25	66.52	69.30
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$495,508.45	0.08%	4.375%	736	$495,508	9.52%	9.52%	0.00%
10.01 to 20.00	8	1,925,495.00	0.31	4.941	726	240,687	16.62	16.62	45.05
20.01 to 30.00	24	13,089,181.05	2.14	4.903	738	545,383	25.21	25.21	35.66
30.01 to 40.00	40	20,028,618.09	3.27	4.802	721	500,715	35.53	35.53	61.00
40.01 to 50.00	114	48,152,663.28	7.86	4.967	712	422,392	46.81	46.81	61.90
50.01 to 60.00	105	57,715,493.18	9.42	4.887	729	549,671	55.58	55.51	67.64
60.01 to 70.00	172	96,827,906.80	15.81	4.977	732	562,953	66.24	65.89	69.19
70.01 to 75.00	146	71,278,073.70	11.64	5.014	725	488,206	73.69	72.27	71.83
75.01 to 80.00	444	155,256,934.02	25.34	5.047	723	349,678	79.43	78.54	80.30
80.01 to 85.00	16	6,286,421.83	1.03	4.689	732	392,901	82.84	70.64	82.21
85.01 to 90.00	52	23,570,149.24	3.85	5.244	718	453,272	88.32	70.32	78.67
90.01 to 95.00	74	26,773,098.37	4.37	5.006	727	361,799	93.66	79.23	74.10
95.01 to 100.00	231	91,185,589.67	14.89	5.069	739	394,743	99.70	66.85	57.26
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$495,508.45	0.08%	4.375%	736	$495,508	9.52%	9.52%	0.00%
10.01 to 20.00	8	1,925,495.00	0.31	4.941	726	240,687	16.62	16.62	45.05
20.01 to 30.00	24	13,089,181.05	2.14	4.903	738	545,383	25.21	25.21	35.66
30.01 to 40.00	40	20,028,618.09	3.27	4.802	721	500,715	35.53	35.53	61.00
40.01 to 50.00	202	73,674,848.10	12.03	5.066	722	364,727	61.71	47.65	65.42
50.01 to 60.00	112	64,556,890.25	10.54	4.929	728	576,401	59.01	56.06	68.63
60.01 to 70.00	393	207,068,083.73	33.80	4.997	734	526,891	82.13	67.96	63.78
70.01 to 75.00	133	63,402,455.27	10.35	5.020	725	476,710	73.66	73.66	71.02
75.01 to 80.00	434	148,223,193.36	24.20	5.029	723	341,528	79.44	79.44	81.24
80.01 to 85.00	5	1,243,400.00	0.20	5.118	740	248,680	82.70	82.70	100.00
85.01 to 90.00	21	6,555,954.20	1.07	5.135	707	312,188	89.31	89.31	90.86
90.01 to 95.00	50	11,520,853.82	1.88	5.097	704	230,417	94.34	94.34	82.03
95.01 to 100.00	4	800,651.36	0.13	5.857	665	200,163	98.43	98.43	100.00
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	19	$7,007,929.68	1.14%	5.351%	0	$368,838	66.83%	61.64%	94.42%
551 to 575	9	3,875,948.99	0.63	5.119	567	430,661	63.73	54.54	100.00
576 to 600	17	7,888,922.92	1.29	5.284	586	464,054	71.77	67.09	95.64
601 to 625	29	10,950,289.04	1.79	4.807	613	377,596	72.14	65.47	97.99
626 to 650	81	31,502,426.51	5.14	4.960	638	388,919	73.50	67.44	96.43
651 to 675	129	49,933,118.30	8.15	5.069	664	387,078	73.45	67.37	96.97
676 to 700	189	79,713,156.88	13.01	5.035	689	421,763	71.48	67.49	86.20
701 to 725	190	80,504,675.07	13.14	5.031	713	423,709	71.26	66.90	68.72
726 to 750	207	90,592,596.32	14.79	4.966	739	437,645	74.03	67.61	60.08
751 to 775	282	136,909,060.33	22.35	4.950	764	485,493	73.33	64.64	59.20
776 to 800	227	97,382,992.79	15.90	4.998	787	429,000	74.62	65.83	52.24
801 to 825	48	16,324,015.85	2.66	5.126	805	340,084	75.78	64.35	44.57
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**



TOTAL MORTGAGE LOANS

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	9	$2,298,876.09	0.38%	5.121%	683	$255,431	69.91%	64.48%	51.88%
Arizona	35	15,459,133.12	2.52	5.322	726	441,690	74.19	64.02	64.85
Arkansas	7	1,464,725.51	0.24	5.398	723	209,247	82.34	78.78	37.94
California	206	115,163,058.84	18.80	4.899	721	559,044	69.50	64.30	69.74
Colorado	44	20,025,925.19	3.27	5.098	734	455,135	77.62	70.07	68.56
Connecticut	39	23,514,428.36	3.84	5.040	714	602,934	70.07	64.85	72.03
Delaware	13	3,274,008.30	0.53	4.818	708	251,847	83.74	71.04	71.78
District of Columbia	5	2,506,244.77	0.41	5.294	730	501,249	75.32	70.51	48.06
Florida	156	68,474,075.44	11.18	4.978	722	438,936	75.76	65.77	77.15
Georgia	108	25,079,230.37	4.09	5.004	730	232,215	79.88	73.66	72.18
Hawaii	8	3,127,730.22	0.51	4.911	739	390,966	77.64	64.34	37.55
Idaho	3	1,835,199.99	0.30	4.855	669	611,733	97.10	73.71	100.00
Illinois	56	23,173,460.06	3.78	5.092	728	413,812	73.08	67.15	68.83
Indiana	5	908,284.51	0.15	4.910	748	181,657	77.86	73.73	29.40
Iowa	1	136,187.23	0.02	5.250	795	136,187	100.00	70.00	0.00
Kansas	3	713,546.54	0.12	5.257	711	237,849	91.70	74.15	100.00
Kentucky	9	1,771,150.16	0.29	4.767	758	196,794	84.78	76.16	71.26
Louisiana	9	2,735,131.33	0.45	5.148	751	303,903	83.96	72.03	48.64
Maine	9	3,137,212.08	0.51	5.396	755	348,579	70.34	61.36	74.50
Maryland	25	10,255,263.77	1.67	5.069	713	410,211	69.29	65.99	79.25
Massachusetts	41	25,774,515.72	4.21	5.123	733	628,647	72.68	60.53	66.98
Michigan	38	11,292,563.70	1.84	5.036	730	297,173	81.13	74.61	63.66
Minnesota	18	8,010,063.74	1.31	5.116	708	445,004	84.05	73.07	84.96
Missouri	9	1,751,021.26	0.29	5.053	749	194,558	77.31	70.87	86.06
Montana	10	2,460,181.74	0.40	4.999	764	246,018	75.02	62.53	47.19
Nebraska	1	117,967.29	0.02	5.125	782	117,967	100.00	50.00	100.00
Nevada	18	6,363,593.62	1.04	5.155	713	353,533	79.75	76.36	88.00
New Hampshire	7	3,838,799.27	0.63	5.122	748	548,400	78.16	72.30	71.03
New Jersey	81	39,330,567.56	6.42	5.050	726	485,563	71.14	67.24	69.84
New Mexico	3	1,258,669.36	0.21	5.352	785	419,556	81.62	67.91	35.10
New York	132	75,123,231.71	12.26	4.938	730	569,115	66.03	62.02	75.31
North Carolina	46	14,500,677.14	2.37	4.940	743	315,232	76.97	69.02	52.21
Ohio	41	10,772,561.54	1.76	4.801	728	262,745	79.25	71.28	68.12
Oklahoma	4	580,518.66	0.09	4.989	661	145,130	73.57	73.57	100.00
Oregon	9	2,929,668.88	0.48	5.214	762	325,519	76.13	73.38	37.39
Pennsylvania	30	12,992,981.88	2.12	5.066	729	433,099	71.19	66.68	67.92
Rhode Island	5	2,489,897.26	0.41	4.587	732	497,979	52.69	52.69	59.84
South Carolina	24	9,191,351.34	1.50	5.034	739	382,973	62.48	57.96	49.45
South Dakota	4	1,055,632.13	0.17	4.783	744	263,908	78.40	68.54	44.00
Tennessee	8	1,532,258.92	0.25	4.727	748	191,532	90.22	70.47	78.33
Texas	60	19,769,561.59	3.23	4.938	725	329,493	81.21	70.65	52.67
Utah	6	2,020,671.34	0.33	5.104	752	336,779	90.30	60.49	79.76
Vermont	4	834,400.00	0.14	5.208	757	208,600	79.87	64.59	25.53
Virginia	41	19,010,637.15	3.10	5.113	737	463,674	72.84	67.86	70.91
Washington	26	10,778,886.31	1.76	5.072	734	414,573	77.88	70.49	61.48
West Virginia	1	180,000.00	0.03	5.250	789	180,000	48.55	48.55	100.00
Wisconsin	7	2,409,684.98	0.39	5.196	725	344,241	86.96	78.16	100.00
Wyoming	3	1,161,696.71	0.19	4.534	759	387,232	25.09	25.09	8.61
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	1,118	$496,934,662.20	81.12%	4.999%	724	$444,485	72.92%	67.97%	69.13%
Second Home	166	80,170,956.39	13.09	5.028	744	482,958	74.56	63.04	66.91
Investment	143	35,479,514.09	5.79	5.018	740	248,108	71.24	49.39	79.12
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	747	$351,210,236.67	57.33%	5.012%	724	$470,161	71.61%	65.80%	69.84%
De Minimis PUD	310	132,673,690.25	21.66	4.956	724	427,980	74.42	68.12	68.49
Planned Unit Development	38	9,146,567.91	1.49	4.927	728	240,699	80.69	69.55	71.36
Condominium	268	95,603,649.34	15.61	5.051	741	356,730	77.92	66.52	69.64
Cooperative	38	15,003,303.46	2.45	5.080	739	394,824	58.31	57.52	58.52
Two- to Four-Family	26	8,947,685.05	1.46	4.853	722	344,142	73.13	64.02	80.39
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	863	$363,458,118.61	59.33%	5.095%	734	$421,157	79.11%	69.05%	70.49%
Refinance (No Cash-out)	262	118,246,407.66	19.30	4.757	717	451,322	62.20	60.06	64.90
Refinance (Cash-out)	302	130,880,606.41	21.37	4.976	717	433,379	65.95	64.05	70.52
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	1,015	$425,228,228.98	69.42%	5.030%	715	$418,944	73.89%	67.78%	100.00%
Alternative Documentation	221	94,602,101.93	15.44	4.959	744	428,064	80.48	69.25	0.00
Stated Documentation	58	25,804,460.18	4.21	4.989	759	444,904	69.01	62.86	0.00
No Income/No Ratio Documentation	133	66,950,341.59	10.93	4.910	765	503,386	58.63	53.57	0.00
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	1,319	$584,151,949.96	95.36%	5.002%	727	$442,875	73.04%	65.92%	67.93%
Correspondent	107	27,783,182.72	4.54	5.057	724	259,656	73.00	73.00	100.00
Broker	1	650,000.00	0.11	4.875	785	650,000	68.61	68.61	100.00
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
1.250	1	$559,600.00	0.09%	5.000%	731	$559,600	80.00%	80.00%	0.00%
2.000	1402	594,214,731.20	97.00	4.994	728	423,834	72.98	66.44	68.59
2.250	1	265,323.00	0.04	4.375	690	265,323	62.43	62.43	100.00
2.500	1	2,400,000.00	0.39	5.750	653	2,400,000	51.06	51.06	100.00
2.625	4	9,470,000.00	1.55	5.449	730	2,367,500	82.91	54.65	100.00
2.750	18	5,675,478.48	0.93	5.016	684	315,304	70.94	70.16	97.67
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.251 to 8.500	4	$1,315,484.14	0.21%	3.500%	706	$328,871	77.82%	65.34%	50.93%
8.501 to 8.750	1	967,500.00	0.16	3.750	784	967,500	91.88	70.00	100.00
8.751 to 9.000	46	19,716,325.26	3.22	3.933	732	428,616	70.53	65.28	57.21
9.001 to 9.250	62	27,663,026.54	4.52	4.193	728	446,178	68.61	64.20	63.39
9.251 to 9.500	129	60,410,583.64	9.86	4.443	725	468,299	68.50	63.81	66.68
9.501 to 9.750	206	96,126,121.52	15.69	4.693	724	466,632	71.29	65.54	66.41
9.751 to 10.000	232	109,097,086.35	17.81	4.924	730	470,246	72.85	65.28	71.46
10.001 to 10.250	294	111,608,308.07	18.22	5.194	733	379,620	74.23	67.63	69.64
10.251 to 10.500	253	95,068,770.18	15.52	5.437	730	375,766	75.80	68.32	65.28
10.501 to 10.750	116	53,392,054.12	8.72	5.673	716	460,276	73.50	66.89	78.41
10.751 to 11.000	50	15,494,132.89	2.53	5.914	718	309,883	81.17	72.45	72.77
11.001 to 11.250	7	5,985,100.00	0.98	6.140	684	855,014	81.23	52.22	98.88
12.751 to 13.000	27	15,740,639.97	2.57	5.027	728	582,987	73.79	65.94	87.96
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
August 2005	1	$108,500.00	0.02%	5.375%	660	$108,500	50.70%	50.70%	100.00%
October 2005	1	750,000.00	0.12	4.875	796	750,000	30.00	30.00	0.00
November 2005	1	240,051.63	0.04	4.625	674	240,052	74.31	74.31	0.00
January 2006	1	296,800.00	0.05	4.875	701	296,800	80.00	70.00	100.00
February 2006	2	698,558.30	0.11	5.161	753	349,279	27.86	27.86	0.00
May 2006	1	433,949.52	0.07	4.625	685	433,950	62.45	62.45	100.00
July 2006	1	255,000.00	0.04	4.000	712	255,000	100.00	70.00	0.00
August 2006	1	184,162.00	0.03	3.500	730	184,162	57.95	57.95	0.00
September 2006	1	60,000.00	0.01	4.500	772	60,000	44.78	44.78	100.00
October 2006	7	1,689,031.52	0.28	4.242	713	241,290	70.61	70.61	71.33
November 2006	4	1,408,198.34	0.23	5.091	762	352,050	93.68	72.52	28.99
January 2007	3	648,223.81	0.11	4.444	694	216,075	79.21	75.28	100.00
March 2007	3	1,786,444.52	0.29	4.698	744	595,482	45.70	45.70	100.00
April 2007	3	687,796.03	0.11	4.604	700	229,265	80.37	80.37	59.92
May 2007	2	795,522.14	0.13	3.656	658	397,761	99.97	70.00	100.00
June 2007	3	703,250.00	0.11	4.155	744	234,417	74.20	74.20	21.47
July 2007	9	2,833,313.83	0.46	4.429	735	314,813	79.25	70.20	50.44
August 2007	10	6,445,531.60	1.05	4.863	755	644,553	76.52	67.01	62.91
September 2007	39	12,901,680.29	2.11	4.999	729	330,812	79.43	70.95	62.05
October 2007	61	24,311,282.69	3.97	4.934	724	398,546	73.09	66.31	60.41
November 2007	47	22,016,976.16	3.59	4.980	729	468,446	75.14	68.51	94.45
December 2007	3	2,216,903.81	0.36	5.554	682	738,968	67.15	63.39	100.00
January 2008	1	553,790.96	0.09	5.000	708	553,791	80.00	80.00	0.00
February 2008	1	52,000.00	0.01	5.500	792	52,000	99.24	70.00	100.00
March 2008	4	2,668,350.00	0.44	5.034	752	667,088	68.14	52.81	78.70
April 2008	4	1,158,504.43	0.19	5.120	733	289,626	90.93	65.00	93.18
May 2008	6	2,720,948.40	0.44	5.035	700	453,491	72.52	72.52	81.47
June 2008	2	578,482.50	0.09	4.602	740	289,241	86.34	70.00	81.68
July 2008	3	656,414.37	0.11	4.789	677	218,805	71.48	58.44	100.00
August 2008	5	3,295,024.73	0.54	4.752	716	659,005	79.50	64.20	94.89
September 2008	6	2,222,154.70	0.36	4.611	725	370,359	55.92	51.73	35.44
October 2008	11	6,682,402.18	1.09	4.943	707	607,491	65.59	61.38	83.61
November 2008	9	3,249,795.32	0.53	4.955	724	361,088	65.31	58.47	86.15
December 2008	14	4,685,335.87	0.76	5.218	703	334,667	70.25	63.13	61.56
January 2009	11	4,218,424.77	0.69	5.273	679	383,493	67.15	61.96	80.80
February 2009	19	10,227,219.86	1.67	5.364	680	538,275	68.10	59.89	79.86
March 2009	22	7,494,979.86	1.22	5.059	740	340,681	69.69	66.17	73.79
April 2009	34	15,851,944.56	2.59	4.769	740	466,234	76.35	69.18	86.75
May 2009	73	34,855,045.32	5.69	4.598	743	477,466	70.16	62.20	73.51
June 2009	211	99,140,064.40	16.18	4.549	724	469,858	66.41	62.89	67.16
July 2009	272	125,263,272.11	20.45	5.000	729	460,527	71.91	66.42	63.05
August 2009	157	60,171,725.58	9.82	5.393	718	383,259	76.12	70.83	69.37
September 2009	164	68,155,499.60	11.13	5.450	724	415,582	78.68	67.84	66.85
October 2009	116	49,927,236.38	8.15	5.214	737	430,407	77.47	69.19	70.71
November 2009	78	27,285,340.59	4.45	5.142	747	349,812	78.24	66.73	78.12
Total:	**1,427**	**$612,585,132.68**	**100.00%**	**5.004%**	**727**	**$429,282**	**73.03%**	**66.24%**	**69.42%**

Total Current Balance		$76,994,801.39	
Total Number of Loans		190	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$405,235.80	$15,000.00	$2,400,000.00
Original Balance	$410,063.14	$40,000.00	$2,400,000.00
Loan Rate	4.866%	3.500%	5.750%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.616%	3.250%	5.500%
Gross Margin	2.012%	1.250%	2.750%
Maximum Loan Rate	9.869%	8.500%	10.875%
Initial Rate Cap	4.996%	2.000%	6.000%
Periodic Rate Cap	1.003%	1.000%	2.000%
Original LTV	74.44%	23.98%	100.00%
Effective LTV	67.19%	23.98%	95.00%
Credit Score	729	602	810
Original Term (mos)	360	360	360
Remaining Term (mos)	357	333	360
Seasoning (mos)	3	0	27
Next Rate Reset	33	9	36
Rate Adj Freq	6	6	12
First Rate Adj Freq	36	33	36
IO Original Term (2)	36	36	36
IO Remaining Term (2)	33	9	36
Top State Concentrations ($)	CA(20.18%),NJ(10.13%),NY(8.94%),MA(6.58%),GA(6.06%)		
First Pay Date		09/01/02	12/01/04
Rate Change Date		08/01/05	11/01/07
Maturity Date		08/01/32	11/01/34

(1) Based on current balances

(2) For Interest-Only Loan only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	2	$234,215.88	0.30%	4.239%	719	$117,108	75.00%	64.12%	43.51%
Six-Month LIBOR	188	76,760,585.51	99.70	4.868	729	408,301	74.44	67.20	70.59
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3 Year/6 Month LIBOR ARM	188	$76,760,585.51	99.70%	4.868%	729	$408,301	74.44%	67.20%	70.59%
3 Year/1 Year Treasury ARM	2	234,215.88	0.30	4.239	719	117,108	75.00	64.12	43.51
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	4	$1,256,530.33	1.63%	4.546%	705	$314,133	78.81%	76.79%	89.47%
Interest-Only	186	75,738,271.06	98.37	4.872	730	407,195	74.37	67.03	70.19
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	15	$1,131,490.10	1.47%	4.907%	716	$75,433	64.81%	62.56%	75.19%
100,000.01 to 200,000.00	40	5,813,041.39	7.55	4.851	710	145,326	79.35	70.51	86.31
200,000.01 to 300,000.00	35	8,707,565.81	11.31	4.792	724	248,788	82.63	73.77	71.90
300,000.01 to 400,000.00	35	12,770,052.37	16.59	4.815	735	364,859	77.58	70.67	68.06
400,000.01 to 500,000.00	19	8,579,763.97	11.14	4.772	714	451,567	71.78	64.38	77.86
500,000.01 to 600,000.00	14	7,804,265.20	10.14	4.806	714	557,448	78.60	70.52	63.49
600,000.01 to 700,000.00	4	2,572,699.00	3.34	4.935	760	643,175	76.07	73.19	76.09
700,000.01 to 800,000.00	6	4,545,176.86	5.90	4.705	747	757,529	67.81	62.80	49.48
800,000.01 to 900,000.00	8	6,964,853.17	9.05	4.971	760	870,607	80.51	64.61	49.96
900,000.01 to 1,000,000.00	7	6,958,999.00	9.04	4.734	727	994,143	71.44	64.08	43.10
1,100,000.01 to 1,200,000.00	1	1,102,500.00	1.43	5.500	700	1,102,500	75.00	75.00	100.00
1,200,000.01 to 1,300,000.00	1	1,300,000.00	1.69	4.875	744	1,300,000	85.53	70.00	100.00
1,300,000.01 to 1,400,000.00	1	1,370,644.52	1.78	4.500	756	1,370,645	32.61	32.61	100.00
1,400,000.01 to 1,500,000.00	1	1,470,000.00	1.91	5.250	784	1,470,000	70.00	70.00	100.00
1,500,000.01 to 2,000,000.00	2	3,503,750.00	4.55	5.001	749	1,751,875	66.17	66.17	100.00
2,000,000.01 to 2,500,000.00	1	2,400,000.00	3.12	5.750	653	2,400,000	51.06	51.06	100.00
Total:	190	$76,994,801.39	100.00%	4.866%	729	$405,236	74.44%	67.19%	70.51%

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	4	$1,315,484.14	1.71%	3.500%	706	$328,871	77.82%	65.34%	50.93%
3.501 to 3.750	1	132,306.52	0.17	3.750	724	132,307	75.00	75.00	0.00
3.751 to 4.000	5	1,479,672.68	1.92	4.000	734	295,935	77.59	67.41	41.08
4.001 to 4.250	10	3,480,352.16	4.52	4.184	715	348,035	78.97	75.98	67.77
4.251 to 4.500	21	8,486,279.15	11.02	4.427	738	404,109	75.30	65.40	57.76
4.501 to 4.750	38	15,656,993.04	20.34	4.686	734	412,026	73.66	68.70	66.32
4.751 to 5.000	48	22,378,011.68	29.06	4.923	726	466,209	75.52	65.58	71.43
5.001 to 5.250	48	15,405,352.02	20.01	5.202	744	320,945	76.12	69.00	78.87
5.251 to 5.500	12	5,907,100.00	7.67	5.425	726	492,258	71.79	67.97	75.82
5.501 to 5.750	3	2,753,250.00	3.58	5.741	656	917,750	54.77	54.77	100.00
Total:	190	$76,994,801.39	100.00%	4.866%	729	$405,236	74.44%	67.19%	70.51%

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
325 to 336	3	$1,098,551.63	1.43%	4.870%	756	$366,184	41.73%	41.73%	9.88%
337 to 348	17	4,866,028.87	6.32	4.597	730	286,237	71.43	63.12	46.12
349 to 360	170	71,030,220.89	92.25	4.885	729	417,825	75.16	67.87	73.12
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
20.01 to 30.00	2	$1,349,350.45	1.75%	5.042%	777	$674,675	27.33%	27.33%	0.00%
30.01 to 40.00	5	2,748,144.52	3.57	4.656	722	549,629	34.95	34.95	85.44
40.01 to 50.00	15	3,762,892.50	4.89	5.034	727	250,860	47.92	47.92	58.64
50.01 to 60.00	14	8,433,847.10	10.95	4.990	713	602,418	54.71	54.71	56.72
60.01 to 70.00	21	12,874,062.31	16.72	4.867	736	613,051	66.08	66.08	79.72
70.01 to 75.00	19	8,225,940.47	10.68	4.856	715	432,944	74.36	72.41	77.24
75.01 to 80.00	58	18,681,107.47	24.26	4.837	717	322,088	79.50	78.28	81.40
80.01 to 85.00	4	1,192,000.00	1.55	5.087	758	298,000	81.79	67.79	48.39
85.01 to 90.00	3	1,710,160.00	2.22	4.843	727	570,053	86.08	71.93	100.00
90.01 to 95.00	15	5,863,323.96	7.62	4.927	752	390,888	93.96	79.38	58.97
95.01 to 100.00	34	12,153,972.61	15.79	4.760	744	357,470	99.87	67.54	60.74
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
20.01 to 30.00	2	$1,349,350.45	1.75%	5.042%	777	$674,675	27.33%	27.33%	0.00%
30.01 to 40.00	5	2,748,144.52	3.57	4.656	722	549,629	34.95	34.95	85.44
40.01 to 50.00	25	6,438,617.86	8.36	4.967	735	257,545	66.03	48.78	75.83
50.01 to 60.00	15	9,333,847.10	12.12	4.955	719	622,256	56.67	55.22	51.25
60.01 to 70.00	58	29,282,692.08	38.03	4.856	746	504,874	83.07	68.26	66.40
70.01 to 75.00	17	7,224,031.11	9.38	4.885	709	424,943	74.28	74.28	86.54
75.01 to 80.00	55	17,720,307.47	23.01	4.837	716	322,187	79.48	79.48	80.39
80.01 to 85.00	2	277,800.00	0.36	4.829	669	138,900	82.05	82.05	100.00
85.01 to 90.00	1	210,000.00	0.27	4.375	652	210,000	85.71	85.71	100.00
90.01 to 95.00	10	2,410,010.80	3.13	4.729	698	241,001	93.96	93.96	76.64
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	1	$218,400.00	0.28%	5.250%	0	$218,400	70.00%	70.00%	100.00%
601 to 625	5	1,454,322.14	1.89	4.537	607	290,864	90.36	76.07	100.00
626 to 650	9	2,487,890.18	3.23	4.790	644	276,432	73.77	71.93	95.70
651 to 675	27	10,507,719.59	13.65	5.061	664	389,175	66.17	63.13	95.09
676 to 700	29	8,673,812.35	11.27	4.899	689	299,097	76.16	72.43	88.52
701 to 725	22	7,873,578.04	10.23	4.790	713	357,890	76.84	71.50	66.10
726 to 750	26	14,283,175.96	18.55	4.843	738	549,353	75.86	70.82	58.55
751 to 775	37	17,443,276.00	22.66	4.759	762	471,440	69.82	62.20	59.30
776 to 800	29	11,633,602.16	15.11	4.875	787	401,159	80.27	64.82	66.22
801 to 825	5	2,419,024.97	3.14	5.271	804	483,805	84.84	67.57	39.25
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	2	$504,922.68	0.66%	4.323%	640	$252,461	84.50%	75.89%	100.00%
Arizona	3	1,605,812.37	2.09	4.561	750	535,271	38.68	35.24	93.82
California	29	15,536,161.93	20.18	4.843	735	535,730	77.43	68.72	67.42
Colorado	5	2,393,383.86	3.11	4.728	745	478,677	78.26	68.08	73.18
Connecticut	4	4,080,000.00	5.30	5.412	679	1,020,000	51.86	51.86	68.14
Delaware	4	850,162.00	1.10	4.521	672	212,541	76.63	76.63	78.34
District of Columbia	1	374,474.97	0.49	5.250	804	374,475	62.51	62.51	100.00
Florida	14	4,001,929.11	5.20	4.601	705	285,852	74.16	65.09	73.33
Georgia	16	4,668,663.36	6.06	4.639	722	291,791	77.81	73.49	84.34
Hawaii	2	1,133,200.00	1.47	4.792	755	566,600	63.38	63.38	0.00
Illinois	5	1,899,000.00	2.47	5.007	664	379,800	75.96	73.55	100.00
Kentucky	2	425,437.00	0.55	4.309	789	212,719	96.31	71.84	18.43
Louisiana	4	1,132,025.00	1.47	4.892	758	283,006	73.59	73.59	65.11
Maryland	4	1,333,949.52	1.73	4.893	660	333,487	65.69	65.69	100.00
Massachusetts	8	5,068,823.25	6.58	5.043	765	633,603	73.64	60.68	48.06
Michigan	6	1,152,585.16	1.50	5.005	729	192,098	73.92	73.92	56.02
Minnesota	1	170,685.00	0.22	5.250	790	170,685	100.00	50.00	100.00
Missouri	2	277,951.00	0.36	4.866	753	138,976	73.62	73.62	69.06
Montana	2	375,977.24	0.49	4.924	747	187,989	87.45	66.63	100.00
Nevada	3	752,200.00	0.98	5.053	745	250,733	83.99	83.99	100.00
New Hampshire	1	899,803.16	1.17	5.250	796	899,803	94.99	70.00	100.00
New Jersey	16	7,801,590.33	10.13	4.919	724	487,599	72.42	67.07	80.99
New York	12	6,881,550.00	8.94	5.007	745	573,463	75.19	68.21	82.93
North Carolina	9	3,000,183.00	3.90	4.836	743	333,354	80.24	65.27	41.49
Ohio	5	1,060,599.52	1.38	4.545	750	212,120	91.07	71.34	42.27
Oklahoma	1	67,000.00	0.09	5.125	642	67,000	65.37	65.37	100.00
Pennsylvania	4	1,480,600.00	1.92	4.904	736	370,150	74.46	74.46	83.45
Rhode Island	1	656,250.00	0.85	5.125	737	656,250	75.00	75.00	100.00
South Carolina	1	143,000.00	0.19	5.000	798	143,000	100.00	50.00	100.00
Tennessee	2	427,319.13	0.55	4.367	756	213,660	99.94	70.00	100.00
Texas	12	3,721,953.30	4.83	4.478	725	310,163	78.31	73.08	18.26
Vermont	1	206,400.00	0.27	5.125	788	206,400	50.00	50.00	0.00
Virginia	5	1,512,049.50	1.96	4.980	747	302,410	84.06	75.03	100.00
Washington	3	1,399,160.00	1.82	4.929	661	466,387	72.51	69.64	100.00
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	147	$65,053,182.92	84.49%	4.885%	729	$442,539	74.59%	68.47%	68.36%
Investment	29	6,693,945.86	8.69	4.848	738	230,826	69.49	53.00	79.82
Second Home	14	5,247,672.61	6.82	4.661	721	374,834	78.89	69.50	85.28
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	103	$45,850,409.85	59.55%	4.909%	729	$445,150	72.60%	66.89%	69.30%
De Minimis PUD	41	16,551,424.16	21.50	4.754	737	403,693	75.68	67.68	80.19
Planned Unit Development	5	1,126,499.45	1.46	4.482	710	225,300	79.97	68.33	78.25
Condominium	33	10,243,767.93	13.3	4.906	713	310,417	78.62	68.05	56.15
Cooperative	3	1,337,700.00	1.74	5.032	739	445,900	74.10	68.56	54.01
Two- to Four-Family	5	1,885,000.00	2.45	4.722	753	377,000	82.61	63.83	100.00
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	120	$49,553,934.38	64.36%	4.832%	741	$412,949	80.75%	70.47%	67.16%
Refinance (No Cash-out)	31	11,499,431.05	14.94	4.939	688	370,949	63.01	61.26	82.60
Refinance (Cash-out)	39	15,941,435.96	20.70	4.920	722	408,755	63.07	61.30	72.18
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	139	$54,288,451.79	70.51%	4.921%	720	$390,564	74.77%	68.30%	100.00%
Alternative Documentation	30	12,622,068.98	16.39	4.641	750	420,736	83.35	70.59	0.00
Stated Documentation	7	3,577,600.00	4.65	4.734	747	511,086	68.21	66.14	0.00
No Income/No Ratio Documentation	14	6,506,680.62	8.45	4.917	756	464,763	57.88	51.91	0.00
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	174	$72,856,356.28	94.63%	4.870%	729	$418,715	74.55%	66.89%	68.83%
Correspondent	15	3,488,445.11	4.53	4.792	715	232,563	73.25	73.25	100.00
Broker	1	650,000.00	0.84	4.875	785	650,000	68.61	68.61	100.00
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
1.250	1	$559,600.00	0.73%	5.000%	731	$559,600	80.00%	80.00%	0.00%
2.000	186	73,800,985.51	95.85	4.839	732	396,779	75.16	67.63	70.17
2.500	1	2,400,000.00	3.12	5.750	653	2,400,000	51.06	51.06	100.00
2.750	2	234,215.88	0.30	4.239	719	117,108	75.00	64.12	43.51
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.251 to 8.500	4	$1,315,484.14	1.71%	3.500%	706	$328,871	77.82%	65.34%	50.93%
8.751 to 9.000	5	1,479,672.68	1.92	4.000	734	295,935	77.59	67.41	41.08
9.001 to 9.250	10	3,480,352.16	4.52	4.184	715	348,035	78.97	75.98	67.77
9.251 to 9.500	21	8,486,279.15	11.02	4.427	738	404,109	75.30	65.40	57.76
9.501 to 9.750	39	15,789,299.56	20.51	4.678	734	404,854	73.67	68.75	65.77
9.751 to 10.000	47	22,276,102.32	28.93	4.923	726	473,960	75.52	65.65	71.30
10.001 to 10.250	48	15,405,352.02	20.01	5.202	744	320,945	76.12	69.00	78.87
10.251 to 10.500	12	5,907,100.00	7.67	5.425	726	492,258	71.79	67.97	75.82
10.501 to 10.750	3	2,753,250.00	3.58	5.741	656	917,750	54.77	54.77	100.00
10.751 to 11.000	1	101,909.36	0.13	4.875	712	101,909	75.00	50.00	100.00
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
August 2005	1	$108,500.00	0.14%	5.375%	660	$108,500	50.70%	50.70%	100.00%
October 2005	1	750,000.00	0.97	4.875	796	750,000	30.00	30.00	0.00
November 2005	1	240,051.63	0.31	4.625	674	240,052	74.31	74.31	0.00
January 2006	1	296,800.00	0.39	4.875	701	296,800	80.00	70.00	100.00
February 2006	2	698,558.30	0.91	5.161	753	349,279	27.86	27.86	0.00
May 2006	1	433,949.52	0.56	4.625	685	433,950	62.45	62.45	100.00
July 2006	1	255,000.00	0.33	4.000	712	255,000	100.00	70.00	0.00
August 2006	1	184,162.00	0.24	3.500	730	184,162	57.95	57.95	0.00
September 2006	1	60,000.00	0.08	4.500	772	60,000	44.78	44.78	100.00
October 2006	7	1,689,031.52	2.19	4.242	713	241,290	70.61	70.61	71.33
November 2006	3	1,248,527.53	1.62	4.975	763	416,176	95.43	71.56	19.91
January 2007	3	648,223.81	0.84	4.444	694	216,075	79.21	75.28	100.00
March 2007	2	1,493,144.52	1.94	4.418	759	746,572	35.68	35.68	100.00
April 2007	2	530,565.24	0.69	4.190	677	265,283	84.00	84.00	48.05
May 2007	2	795,522.14	1.03	3.656	658	397,761	99.97	70.00	100.00
June 2007	3	703,250.00	0.91	4.155	744	234,417	74.20	74.20	21.47
July 2007	9	2,833,313.83	3.68	4.429	735	314,813	79.25	70.20	50.44
August 2007	9	6,360,088.43	8.26	4.851	756	706,676	76.54	66.90	62.41
September 2007	37	12,770,674.72	16.59	4.991	730	345,153	79.73	71.16	61.66
October 2007	58	23,298,494.69	30.26	4.925	722	401,698	72.68	66.29	62.34
November 2007	45	21,596,943.51	28.05	4.980	729	479,932	75.68	68.92	96.28
Total:	**190**	**$76,994,801.39**	**100.00%**	**4.866%**	**729**	**$405,236**	**74.44%**	**67.19%**	**70.51%**

GROUP II MORTGAGE LOANS

Total Current Balance		$535,590,331.29	
Total Number of Loans		1,237	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$432,975.21	$25,300.00	$3,200,000.00
Original Balance	$438,839.53	$28,000.00	$3,200,000.00
Loan Rate	5.024%	3.750%	6.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.774%	3.500%	6.000%
Gross Margin	2.019%	2.000%	2.750%
Maximum Loan Rate	10.111%	8.750%	13.000%
Initial Rate Cap (2)	5.000%	5.000%	5.000%
Periodic Rate Cap (2)	1.011%	1.000%	2.000%
Original LTV	72.83%	9.52%	100.00%
Effective LTV	66.11%	9.52%	100.00%
Credit Score	727	553	816
Original Term (mos)	360	360	360
Remaining Term (mos)	356	324	360
Seasoning (mos)	4	0	36
Next Rate Reset	56	24	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	60	60	60
IO Original Term (3)	60	60	60
IO Remaining Term (3)	56	24	60
Top State Concentrations ($)	CA(18.60%),NY(12.74%),FL(12.04%),NJ(5.89%),IL(3.97%)		
First Pay Date		12/01/01	12/01/04
Rate Change Date		11/01/06	11/01/09
Maturity Date		11/01/31	11/01/34

(1) Based on current balances

(2) Excludes Mortgage Loans with a maximum rate of 13%, which do not have initial rate caps/periodic rate caps

(3) For Interest-Only Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	16	$5,441,262.60	1.02%	5.049%	682	$340,079	70.76%	70.42%	100.00%
Six-Month LIBOR	1,221	530,149,068.69	98.98	5.024	727	434,193	72.85	66.06	68.94
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5 Year/6 Month LIBOR ARM	1221	$530,149,068.69	98.98%	5.024%	727	$434,193	72.85%	66.06%	68.94%
5 Year/1 Year Treasury ARM	16	5,441,262.60	1.02	5.049	682	340,079	70.76	70.42	100.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	21	$8,070,520.19	1.51%	4.887%	712	$384,310	66.18%	64.10%	67.42%
Interest-Only	1,216	527,519,811.10	98.49	5.026	727	433,816	72.93	66.14	69.29
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	76	$5,651,629.04	1.06%	5.276%	722	$74,364	71.34%	61.64%	76.65%
100,000.01 to 200,000.00	243	36,752,521.39	6.86	5.185	723	151,245	77.41	70.33	79.44
200,000.01 to 300,000.00	153	37,785,680.42	7.05	5.070	723	246,965	80.25	69.66	81.84
300,000.01 to 400,000.00	185	66,535,671.25	12.42	5.032	721	359,652	75.35	69.09	68.74
400,000.01 to 500,000.00	209	94,442,042.32	17.63	4.933	729	451,876	73.75	67.84	65.30
500,000.01 to 600,000.00	146	80,630,731.19	15.05	4.879	735	552,265	72.02	67.53	57.56
600,000.01 to 700,000.00	62	40,891,158.33	7.63	5.116	734	659,535	73.84	69.69	63.95
700,000.01 to 800,000.00	36	27,242,574.59	5.09	5.021	733	756,738	73.31	65.79	56.01
800,000.01 to 900,000.00	35	29,750,341.57	5.55	5.105	720	850,010	73.95	66.64	51.39
900,000.01 to 1,000,000.00	52	50,918,074.09	9.51	4.960	730	979,194	61.38	56.07	63.68
1,000,000.01 to 1,100,000.00	5	5,373,000.00	1.00	5.009	705	1,074,600	67.50	61.50	100.00
1,100,000.01 to 1,200,000.00	5	5,782,582.05	1.08	5.496	708	1,156,516	74.42	64.19	100.00
1,200,000.01 to 1,300,000.00	1	1,274,999.99	0.24	4.750	778	1,275,000	74.13	74.13	100.00
1,400,000.01 to 1,500,000.00	7	10,198,484.49	1.90	5.103	707	1,456,926	64.05	64.05	85.86
1,500,000.01 to 2,000,000.00	18	32,455,840.57	6.06	5.088	715	1,803,102	68.62	58.84	100.00
2,000,000.01 to 2,500,000.00	3	6,705,000.00	1.25	4.891	764	2,235,000	82.82	61.71	100.00
3,000,000.01 or greater	1	3,200,000.00	0.60	6.125	664	3,200,000	86.72	43.88	100.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.501 to 3.750	1	$967,500.00	0.18%	3.750%	784	$967,500	91.88%	70.00%	100.00%
3.751 to 4.000	43	19,034,532.08	3.55	3.927	731	442,664	70.39	65.27	57.65
4.001 to 4.250	53	24,742,565.53	4.62	4.196	730	466,841	67.32	62.81	63.60
4.251 to 4.500	109	52,180,109.95	9.74	4.446	723	478,717	67.45	63.63	68.29
4.501 to 4.750	172	83,052,925.26	15.51	4.697	723	482,866	70.77	65.05	67.64
4.751 to 5.000	188	90,381,594.67	16.88	4.926	728	480,753	71.97	65.03	71.70
5.001 to 5.250	252	99,792,942.50	18.63	5.192	732	396,004	74.27	67.10	69.31
5.251 to 5.500	248	93,105,132.05	17.38	5.438	730	375,424	75.90	68.44	65.48
5.501 to 5.750	113	50,638,804.12	9.45	5.669	719	448,131	74.51	67.55	77.24
5.751 to 6.000	51	15,709,125.13	2.93	5.922	719	308,022	81.07	72.63	73.14
6.001 to 6.250	7	5,985,100.00	1.12	6.140	684	855,014	81.23	52.22	98.88
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
313 to 324	1	$159,670.81	0.03%	6.000%	757	$159,671	80.00%	80.00%	100.00%
325 to 336	10	2,099,800.18	0.39	5.371	738	209,980	74.09	66.49	39.50
337 to 348	55	26,054,771.40	4.86	4.962	715	473,723	69.72	61.70	80.96
349 to 360	1,171	507,276,088.90	94.71	5.025	727	433,199	72.98	66.33	68.77
Total:	1,237	$535,590,331.29	100.00%	5.024%	727	$432,975	72.83%	66.11%	69.26%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$495,508.45	0.09%	4.375%	736	$495,508	9.52%	9.52%	0.00%
10.01 to 20.00	8	1,925,495.00	0.36	4.941	726	240,687	16.62	16.62	45.05
20.01 to 30.00	22	11,739,830.60	2.19	4.887	734	533,629	24.96	24.96	39.76
30.01 to 40.00	35	17,280,473.57	3.23	4.825	721	493,728	35.63	35.63	57.11
40.01 to 50.00	99	44,389,770.78	8.29	4.961	711	448,382	46.72	46.72	62.17
50.01 to 60.00	91	49,281,646.08	9.20	4.869	731	541,557	55.72	55.64	69.51
60.01 to 70.00	151	83,953,844.49	15.68	4.995	732	555,986	66.27	65.87	67.57
70.01 to 75.00	127	63,052,133.23	11.77	5.035	726	496,473	73.61	72.25	71.12
75.01 to 80.00	386	136,575,826.55	25.50	5.075	724	353,823	79.41	78.58	80.15
80.01 to 85.00	12	5,094,421.83	0.95	4.595	726	424,535	83.08	71.30	90.12
85.01 to 90.00	49	21,859,989.24	4.08	5.275	717	446,122	88.50	70.19	77.00
90.01 to 95.00	59	20,909,774.41	3.90	5.028	719	354,403	93.58	79.19	78.34
95.01 to 100.00	197	79,031,617.06	14.76	5.116	739	401,176	99.68	66.75	56.73
Total:	1,237	$535,590,331.29	100.00%	5.024%	727	$432,975	72.83%	66.11%	69.26%

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 10.00	1	$495,508.45	0.09%	4.375%	736	$495,508	9.52%	9.52%	0.00%
10.01 to 20.00	8	1,925,495.00	0.36	4.941	726	240,687	16.62	16.62	45.05
20.01 to 30.00	22	11,739,830.60	2.19	4.887	734	533,629	24.96	24.96	39.76
30.01 to 40.00	35	17,280,473.57	3.23	4.825	721	493,728	35.63	35.63	57.11
40.01 to 50.00	177	67,236,230.24	12.55	5.075	721	379,866	61.29	47.54	64.43
50.01 to 60.00	97	55,223,043.15	10.31	4.925	730	569,310	59.40	56.20	71.56
60.01 to 70.00	335	177,785,391.65	33.19	5.021	732	530,703	81.98	67.92	63.35
70.01 to 75.00	116	56,178,424.16	10.49	5.038	727	484,297	73.58	73.58	69.03
75.01 to 80.00	379	130,502,885.89	24.37	5.055	724	344,335	79.44	79.44	81.36
80.01 to 85.00	3	965,600.00	0.18	5.202	760	321,867	82.88	82.88	100.00
85.01 to 90.00	20	6,345,954.20	1.18	5.160	709	317,298	89.43	89.43	90.55
90.01 to 95.00	40	9,110,843.02	1.70	5.194	705	227,771	94.44	94.44	83.46
95.01 to 100.00	4	800,651.36	0.15	5.857	665	200,163	98.43	98.43	100.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	18	$6,789,529.68	1.27%	5.355%	0	$377,196	66.73%	61.37%	94.24%
551 to 575	9	3,875,948.99	0.72	5.119	567	430,661	63.73	54.54	100.00
576 to 600	17	7,888,922.92	1.47	5.284	586	464,054	71.77	67.09	95.64
601 to 625	24	9,495,966.90	1.77	4.848	614	395,665	69.35	63.84	97.68
626 to 650	72	29,014,536.33	5.42	4.975	638	402,980	73.48	67.06	96.49
651 to 675	102	39,425,398.71	7.36	5.071	663	386,524	75.39	68.50	97.47
676 to 700	160	71,039,344.53	13.26	5.052	689	443,996	70.90	66.89	85.91
701 to 725	168	72,631,097.03	13.56	5.058	713	432,328	70.66	66.40	69.01
726 to 750	181	76,309,420.36	14.25	4.989	739	421,599	73.69	67.01	60.37
751 to 775	245	119,465,784.33	22.31	4.978	764	487,615	73.85	65.00	59.18
776 to 800	198	85,749,390.63	16.01	5.015	787	433,078	73.86	65.97	50.35
801 to 825	43	13,904,990.88	2.60	5.100	806	323,372	74.20	63.79	45.49
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	7	$1,793,953.41	0.33%	5.345%	695	$256,279	65.81%	61.27%	38.34%
Arizona	32	13,853,320.75	2.59	5.411	723	432,916	78.30	67.35	61.49
Arkansas	7	1,464,725.51	0.27	5.398	723	209,247	82.34	78.78	37.94
California	177	99,626,896.91	18.60	4.908	719	562,864	68.26	63.62	70.10
Colorado	39	17,632,541.33	3.29	5.148	732	452,116	77.53	70.33	67.93
Connecticut	35	19,434,428.36	3.63	4.962	721	555,269	73.90	67.57	72.85
Delaware	9	2,423,846.30	0.45	4.922	720	269,316	86.23	69.07	69.48
District of Columbia	4	2,131,769.80	0.40	5.302	717	532,942	77.58	71.91	38.93
Florida	142	64,472,146.33	12.04	5.002	723	454,029	75.86	65.81	77.38
Georgia	92	20,410,567.01	3.81	5.088	732	221,854	80.36	73.70	69.39
Hawaii	6	1,994,530.22	0.37	4.979	730	332,422	85.73	64.88	58.89
Idaho	3	1,835,199.99	0.34	4.855	669	611,733	97.10	73.71	100.00
Illinois	51	21,274,460.06	3.97	5.100	734	417,146	72.82	66.57	66.05
Indiana	5	908,284.51	0.17	4.910	748	181,657	77.86	73.73	29.40
Iowa	1	136,187.23	0.03	5.250	795	136,187	100.00	70.00	0.00
Kansas	3	713,546.54	0.13	5.257	711	237,849	91.70	74.15	100.00
Kentucky	7	1,345,713.16	0.25	4.912	748	192,245	81.14	77.52	87.96
Louisiana	5	1,603,106.33	0.30	5.328	747	320,621	91.29	70.94	37.01
Maine	9	3,137,212.08	0.59	5.396	755	348,579	70.34	61.36	74.50
Maryland	21	8,921,314.25	1.67	5.096	721	424,824	69.83	66.03	76.15
Massachusetts	33	20,705,692.47	3.87	5.142	726	627,445	72.44	60.50	71.61
Michigan	32	10,139,978.54	1.89	5.040	730	316,874	81.95	74.68	64.53
Minnesota	17	7,839,378.74	1.46	5.113	706	461,140	83.70	73.58	84.63
Missouri	7	1,473,070.26	0.28	5.089	748	210,439	78.00	70.35	89.26
Montana	8	2,084,204.50	0.39	5.013	768	260,526	72.78	61.80	37.66
Nebraska	1	117,967.29	0.02	5.125	782	117,967	100.00	50.00	100.00
Nevada	15	5,611,393.62	1.05	5.168	708	374,093	79.19	75.34	86.39
New Hampshire	6	2,938,996.11	0.55	5.082	734	489,833	73.01	73.01	62.16
New Jersey	65	31,528,977.23	5.89	5.082	727	485,061	70.82	67.28	67.08
New Mexico	3	1,258,669.36	0.24	5.352	785	419,556	81.62	67.91	35.10
New York	120	68,241,681.71	12.74	4.931	729	568,681	65.11	61.40	74.54
North Carolina	37	11,500,494.14	2.15	4.967	743	310,824	76.12	69.99	55.01
Ohio	36	9,711,962.02	1.81	4.829	726	269,777	77.96	71.28	70.94
Oklahoma	3	513,518.66	0.10	4.971	664	171,173	74.64	74.64	100.00
Oregon	9	2,929,668.88	0.55	5.214	762	325,519	76.13	73.38	37.39
Pennsylvania	26	11,512,381.88	2.15	5.087	728	442,784	70.77	65.68	65.92
Rhode Island	4	1,833,647.26	0.34	4.395	730	458,412	44.71	44.71	45.46
South Carolina	23	9,048,351.34	1.69	5.034	738	393,407	61.89	58.08	48.65
South Dakota	4	1,055,632.13	0.20	4.783	744	263,908	78.40	68.54	44.00
Tennessee	6	1,104,939.79	0.21	4.866	745	184,157	86.46	70.65	69.95
Texas	48	16,047,608.29	3.00	5.045	725	334,325	81.88	70.09	60.65
Utah	6	2,020,671.34	0.38	5.104	752	336,779	90.30	60.49	79.76
Vermont	3	628,000.00	0.12	5.235	747	209,333	89.68	69.38	33.92
Virginia	36	17,498,587.65	3.27	5.124	736	486,072	71.87	67.24	68.39
Washington	23	9,379,726.31	1.75	5.093	745	407,814	78.68	70.62	55.73
West Virginia	1	180,000.00	0.03	5.250	789	180,000	48.55	48.55	100.00
Wisconsin	7	2,409,684.98	0.45	5.196	725	344,241	86.96	78.16	100.00
Wyoming	3	1,161,696.71	0.22	4.534	759	387,232	25.09	25.09	8.61
Total:	***1,237***	***$535,590,331.29***	***100.00%***	***5.024%***	***727***	***$432,975***	***72.83%***	***66.11%***	***69.26%***

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	971	$431,881,479.28	80.64%	5.017%	723	$444,780	72.66%	67.89%	69.24%
Second Home	152	74,923,283.78	13.99	5.053	745	492,916	74.26	62.58	65.62
Investment	114	28,785,568.23	5.37	5.058	741	252,505	71.65	48.55	78.95
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	644	$305,359,826.82	57.01%	5.028%	724	$474,161	71.46%	65.64%	69.92%
De Minimis PUD	269	116,122,266.09	21.68	4.985	722	431,681	74.24	68.18	66.83
Planned Unit Development	33	8,020,068.46	1.50	4.989	730	243,032	80.79	69.72	70.39
Condominium	235	85,359,881.41	15.94	5.068	744	363,234	77.84	66.34	71.25
Cooperative	35	13,665,603.46	2.55	5.084	739	390,446	56.77	56.44	58.96
Two- to Four-Family	21	7,062,685.05	1.32	4.888	714	336,318	70.60	64.07	75.16
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	743	$313,904,184.23	58.61%	5.136%	733	$422,482	78.85%	68.82%	71.01%
Refinance (No Cash-out)	231	106,746,976.61	19.93	4.737	721	462,108	62.11	59.93	62.99
Refinance (Cash-out)	263	114,939,170.45	21.46	4.984	716	437,031	66.34	64.43	70.29
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	876	$370,939,777.19	69.26%	5.046%	715	$423,447	73.76%	67.70%	100.00%
Alternative Documentation	191	81,980,032.95	15.31	5.008	744	429,215	80.04	69.04	0.00
Stated Documentation	51	22,226,860.18	4.15	5.029	761	435,821	69.14	62.33	0.00
No Income/No Ratio Documentation	119	60,443,660.97	11.29	4.909	766	507,930	58.71	53.74	0.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	1,145	$511,295,593.68	95.46%	5.021%	727	$446,546	72.83%	65.78%	67.80%
Correspondent	92	24,294,737.61	4.54	5.096	725	264,073	72.96	72.96	100.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	1216	$520,413,745.69	97.17%	5.016%	727	$427,972	72.68%	66.27%	68.36%
2.250	1	265,323.00	0.05	4.375	690	265,323	62.43	62.43	100.00
2.625	4	9,470,000.00	1.77	5.449	730	2,367,500	82.91	54.65	100.00
2.750	16	5,441,262.60	1.02	5.049	682	340,079	70.76	70.42	100.00
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.501 to 8.750	1	$967,500.00	0.18%	3.750%	784	$967,500	91.88%	70.00%	100.00%
8.751 to 9.000	41	18,236,652.58	3.40	3.927	731	444,796	69.96	65.10	58.52
9.001 to 9.250	52	24,182,674.38	4.52	4.195	730	465,051	67.12	62.50	62.76
9.251 to 9.500	108	51,924,304.49	9.69	4.446	723	480,781	67.39	63.55	68.13
9.501 to 9.750	167	80,336,821.96	15.00	4.696	722	481,059	70.82	64.91	66.54
9.751 to 10.000	185	86,820,984.03	16.21	4.924	731	469,303	72.17	65.18	71.50
10.001 to 10.250	246	96,202,956.05	17.96	5.193	731	391,069	73.93	67.41	68.16
10.251 to 10.500	241	89,161,670.18	16.65	5.437	730	369,965	76.06	68.34	64.58
10.501 to 10.750	113	50,638,804.12	9.45	5.669	719	448,131	74.51	67.55	77.24
10.751 to 11.000	49	15,392,223.53	2.87	5.921	718	314,127	81.21	72.60	72.58
11.001 to 11.250	7	5,985,100.00	1.12	6.140	684	855,014	81.23	52.22	98.88
12.751 to 13.000	27	15,740,639.97	2.94	5.027	728	582,987	73.79	65.94	87.96
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
November 2006	1	$159,670.81	0.03%	6.000%	757	$159,671	80.00%	80.00%	100.00%
March 2007	1	293,300.00	0.05	6.125	663	293,300	96.72	96.72	100.00
April 2007	1	157,230.79	0.03	6.000	777	157,231	68.09	68.09	100.00
August 2007	1	85,443.17	0.02	5.750	660	85,443	75.00	75.00	100.00
September 2007	2	131,005.57	0.02	5.750	625	65,503	50.42	50.42	100.00
October 2007	3	1,012,788.00	0.19	5.139	767	337,596	82.54	66.79	16.04
November 2007	2	420,032.65	0.08	4.973	735	210,016	47.36	47.36	0.00
December 2007	3	2,216,903.81	0.41	5.554	682	738,968	67.15	63.39	100.00
January 2008	1	553,790.96	0.10	5.000	708	553,791	80.00	80.00	0.00
February 2008	1	52,000.00	0.01	5.500	792	52,000	99.24	70.00	100.00
March 2008	4	2,668,350.00	0.50	5.034	752	667,088	68.14	52.81	78.70
April 2008	4	1,158,504.43	0.22	5.120	733	289,626	90.93	65.00	93.18
May 2008	6	2,720,948.40	0.51	5.035	700	453,491	72.52	72.52	81.47
June 2008	2	578,482.50	0.11	4.602	740	289,241	86.34	70.00	81.68
July 2008	3	656,414.37	0.12	4.789	677	218,805	71.48	58.44	100.00
August 2008	5	3,295,024.73	0.62	4.752	716	659,005	79.50	64.20	94.89
September 2008	6	2,222,154.70	0.41	4.611	725	370,359	55.92	51.73	35.44
October 2008	11	6,682,402.18	1.25	4.943	707	607,491	65.59	61.38	83.61
November 2008	9	3,249,795.32	0.61	4.955	724	361,088	65.31	58.47	86.15
December 2008	14	4,685,335.87	0.87	5.218	703	334,667	70.25	63.13	61.56
January 2009	11	4,218,424.77	0.79	5.273	679	383,493	67.15	61.96	80.80
February 2009	19	10,227,219.86	1.91	5.364	680	538,275	68.10	59.89	79.86
March 2009	22	7,494,979.86	1.40	5.059	740	340,681	69.69	66.17	73.79
April 2009	34	15,851,944.56	2.96	4.769	740	466,234	76.35	69.18	86.75
May 2009	73	34,855,045.32	6.51	4.598	743	477,466	70.16	62.20	73.51
June 2009	211	99,140,064.40	18.51	4.549	724	469,858	66.41	62.89	67.16
July 2009	272	125,263,272.11	23.39	5.000	729	460,527	71.91	66.42	63.05
August 2009	157	60,171,725.58	11.23	5.393	718	383,259	76.12	70.83	69.37
September 2009	164	68,155,499.60	12.73	5.450	724	415,582	78.68	67.84	66.85
October 2009	116	49,927,236.38	9.32	5.214	737	430,407	77.47	69.19	70.71
November 2009	78	27,285,340.59	5.09	5.142	747	349,812	78.24	66.73	78.12
Total:	**1,237**	**$535,590,331.29**	**100.00%**	**5.024%**	**727**	**$432,975**	**72.83%**	**66.11%**	**69.26%**

To Maturity

Percentage of Class 1-A Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
November 25, 2005	85	79	74	69	64
November 25, 2006	71	63	55	47	40
November 25, 2007	60	49	40	32	25
November 25, 2008	49	39	30	22	16
November 25, 2009	41	30	22	15	10
November 25, 2010	34	24	16	10	6
November 25, 2011	28	18	12	7	4
November 25, 2012	23	14	9	5	3
November 25, 2013	19	11	6	3	2
November 25, 2014	16	9	5	2	1
November 25, 2015	13	7	3	2	1
November 25, 2016	11	5	2	1	*
November 25, 2017	9	4	2	1	*
November 25, 2018	7	3	1	*	*
November 25, 2019	6	2	1	*	*
November 25, 2020	5	2	1	*	*
November 25, 2021	4	1	*	*	*
November 25, 2022	3	1	*	*	*
November 25, 2023	2	1	*	*	*
November 25, 2024	2	1	*	*	*
November 25, 2025	1	*	*	*	*
November 25, 2026	1	*	*	*	*
November 25, 2027	1	*	*	*	*
November25, 2028	1	*	*	*	*
November 25, 2029	*	*	*	*	*
November 25, 2030	*	*	*	*	*
November 25, 2031	*	*	*	*	*
November 25, 2032	*	*	*	*	*
November 25, 2033	*	*	*	*	*
November 25, 2034	0	0	0	0	0
WAL(yrs)	5.46	4.16	3.29	2.68	2.22

To Maturity

Percentage of Class 2-A Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
November 25, 2005	85	79	74	69	64
November 25, 2006	71	63	55	47	40
November 25, 2007	60	50	40	32	25
November 25, 2008	51	40	30	23	16
November 25, 2009	43	31	23	16	11
November 25, 2010	35	25	17	11	7
November 25, 2011	29	19	12	7	4
November 25, 2012	24	15	9	5	3
November 25, 2013	20	12	6	3	2
November 25, 2014	17	9	5	2	1
November 25, 2015	14	7	3	2	1
November 25, 2016	11	5	2	1	*
November 25, 2017	9	4	2	1	*
November 25, 2018	7	3	1	*	*
November 25, 2019	6	2	1	*	*
November 25, 2020	5	2	1	*	*
November 25, 2021	4	1	*	*	*
November 25, 2022	3	1	*	*	*
November 25, 2023	2	1	*	*	*
November 25, 2024	2	1	*	*	*
November 25, 2025	2	*	*	*	*
November 25, 2026	1	*	*	*	*
November 25, 2027	1	*	*	*	*
November25, 2028	1	*	*	*	*
November 25, 2029	*	*	*	*	*
November 25, 2030	*	*	*	*	*
November 25, 2031	*	*	*	*	*
November 25, 2032	*	*	*	*	*
November 25, 2033	*	*	*	*	*
November 25, 2034	0	0	0	0	0
WAL(yrs)	5.56	4.22	3.33	2.70	2.24

To Maturity

Percentage of Class M-1, Class M-2 and Class M-3 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
November 25, 2005	100	100	100	100	100
November 25, 2006	100	100	100	100	100
November 25, 2007	100	100	100	100	100
November 25, 2008	100	83	75	70	65
November 25, 2009	89	66	55	48	42
November 25, 2010	74	51	41	33	26
November 25, 2011	61	40	30	23	17
November 25, 2012	51	31	22	15	11
November 25, 2013	42	24	16	10	7
November 25, 2014	34	19	12	7	4
November 25, 2015	28	15	8	5	3
November 25, 2016	23	11	6	3	2
November 25, 2017	19	9	4	2	1
November 25, 2018	15	7	3	1	1
November 25, 2019	13	5	2	1	*
November 25, 2020	10	4	2	1	*
November 25, 2021	8	3	1	*	*
November 25, 2022	7	2	1	*	*
November 25, 2023	5	2	1	*	*
November 25, 2024	4	1	*	*	*
November 25, 2025	3	1	*	*	*
November 25, 2026	2	1	*	*	*
November 25, 2027	2	*	*	*	*
November25, 2028	1	*	*	*	*
November 25, 2029	1	*	*	*	*
November 25, 2030	1	*	*	*	*
November 25, 2031	*	*	*	*	*
November 25, 2032	*	*	*	*	*
November 25, 2033	*	*	*	*	*
November 25, 2034	0	0	0	0	0
WAL(yrs)	9.46	7.27	6.30	5.71	5.27

Class 1-A Yield Table (To Maturity)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.63837	4.63650	4.63441	4.63208	4.62945
99.76	4.62855	4.62591	4.62297	4.61967	4.61597
99.78	4.61872	4.61532	4.61152	4.60727	4.60249
99.80	4.60890	4.60473	4.60008	4.59488	4.58902
99.82	4.59908	4.59415	4.58865	4.58249	4.57555
99.84	4.58927	4.58357	4.57721	4.57010	4.56209
99.86	4.57945	4.57299	4.56579	4.55771	4.54863
99.88	4.56964	4.56242	4.55436	4.54534	4.53518
99.90	4.55983	4.55185	4.54294	4.53296	4.52173
99.92	4.55003	4.54128	4.53152	4.52059	4.50828
99.94	4.54023	4.53072	4.52011	4.50822	4.49484
99.96	4.53043	4.52015	4.50869	4.49586	4.48141
99.98	4.52063	4.50960	4.49729	4.48350	4.46798
100.00	4.51084	4.49904	4.48588	4.47114	4.45455
100.02	4.50105	4.48849	4.47448	4.45879	4.44113
100.04	4.49126	4.47794	4.46309	4.44645	4.42771
100.06	4.48148	4.46740	4.45169	4.43410	4.41430
100.08	4.47169	4.45685	4.44030	4.42176	4.40089
100.10	4.46191	4.44632	4.42892	4.40943	4.38749
100.12	4.45214	4.43578	4.41753	4.39710	4.37409
100.14	4.44236	4.42525	4.40616	4.38477	4.36070
100.16	4.43259	4.41472	4.39478	4.37245	4.34731
100.18	4.42282	4.40419	4.38341	4.36013	4.33392
100.20	4.41306	4.39367	4.37204	4.34781	4.32054
100.22	4.40329	4.38315	4.36068	4.33550	4.30717
100.24	4.39353	4.37263	4.34931	4.32320	4.29380
100.26	4.38378	4.36212	4.33796	4.31089	4.28043
WAL(yrs)	2.19981	2.03707	1.88139	1.73262	1.59060
Payment Window	Dec04 - Aug07	Dec04 - Aug07	Dec04 - Aug07	Dec04 - Aug07	Dec04 - Aug07

Class 2-A Yield Table (To Maturity)

	15% CPB *To Maturity*	20% CPB *To Maturity*	25% CPB *To Maturity*	30% CPB *To Maturity*	35% CPB *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.80148	4.79896	4.79609	4.79281	4.78907
99.76	4.79453	4.79115	4.78729	4.78289	4.77789
99.78	4.78757	4.78334	4.77850	4.77298	4.76670
99.80	4.78062	4.77553	4.76971	4.76307	4.75552
99.82	4.77367	4.76772	4.76092	4.75317	4.74435
99.84	4.76672	4.75991	4.75214	4.74327	4.73318
99.86	4.75977	4.75211	4.74336	4.73337	4.72201
99.88	4.75283	4.74431	4.73458	4.72348	4.71085
99.90	4.74589	4.73651	4.72581	4.71359	4.69969
99.92	4.73895	4.72872	4.71704	4.70371	4.68854
99.94	4.73201	4.72093	4.70827	4.69383	4.67739
99.96	4.72507	4.71314	4.69950	4.68395	4.66625
99.98	4.71814	4.70535	4.69074	4.67407	4.65510
100.00	4.71121	4.69756	4.68198	4.66420	4.64397
100.02	4.70428	4.68978	4.67322	4.65433	4.63284
100.04	4.69735	4.68200	4.66447	4.64447	4.62171
100.06	4.69043	4.67422	4.65572	4.63461	4.61058
100.08	4.68350	4.66645	4.64697	4.62475	4.59946
100.10	4.67658	4.65867	4.63823	4.61490	4.58835
100.12	4.66966	4.65090	4.62949	4.60505	4.57724
100.14	4.66274	4.64313	4.62075	4.59520	4.56613
100.16	4.65583	4.63537	4.61201	4.58536	4.55503
100.18	4.64891	4.62761	4.60328	4.57552	4.54393
100.20	4.64200	4.61985	4.59455	4.56568	4.53283
100.22	4.63509	4.61209	4.58582	4.55585	4.52174
100.24	4.62819	4.60433	4.57710	4.54602	4.51066
100.26	4.62128	4.59658	4.56837	4.53619	4.49958
WAL(yrs)	3.22498	2.85621	2.52427	2.22690	1.96208
Payment Window	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09	Dec04 - Jul09

Class 1-A (To Maturity)

	15 CPR To Maturity	20 CPR To Maturity	25 CPR To Maturity	30 CPR To Maturity	35 CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.47719	4.49992	4.52079	4.53935	4.55538
99.76	4.47259	4.49412	4.51369	4.53082	4.54528
99.78	4.46799	4.48833	4.50659	4.52228	4.53519
99.80	4.46339	4.48255	4.49949	4.51375	4.52510
99.82	4.45880	4.47676	4.49239	4.50522	4.51501
99.84	4.45421	4.47098	4.48530	4.49670	4.50493
99.86	4.44962	4.46520	4.47821	4.48818	4.49486
99.88	4.44503	4.45942	4.47112	4.47967	4.48479
99.90	4.44044	4.45364	4.46403	4.47115	4.47472
99.92	4.43585	4.44787	4.45695	4.46265	4.46465
99.94	4.43127	4.44210	4.44987	4.45414	4.45460
99.96	4.42669	4.43633	4.44280	4.44564	4.44454
99.98	4.42211	4.43056	4.43573	4.43714	4.43449
100.00	4.41753	4.42480	4.42866	4.42865	4.42445
100.02	4.41295	4.41904	4.42159	4.42016	4.41441
100.04	4.40838	4.41328	4.41453	4.41167	4.40437
100.06	4.40381	4.40752	4.40747	4.40319	4.39434
100.08	4.39924	4.40177	4.40041	4.39471	4.38431
100.10	4.39467	4.39602	4.39336	4.38623	4.37429
100.12	4.39010	4.39027	4.38630	4.37776	4.36427
100.14	4.38554	4.38452	4.37926	4.36929	4.35425
100.16	4.38097	4.37877	4.37221	4.36083	4.34424
100.18	4.37641	4.37303	4.36517	4.35237	4.33424
100.20	4.37185	4.36729	4.35813	4.34391	4.32424
100.22	4.36729	4.36155	4.35109	4.33546	4.31424
100.24	4.36274	4.35582	4.34406	4.32701	4.30425
100.26	4.35818	4.35008	4.33703	4.31856	4.29426
WAL(yrs)	5.45563	4.16173	3.29215	2.67764	2.22369
Payment Window	Dec04 - Aug34	Dec04 - Aug34	Dec04 - Aug34	Dec04 - Aug34	Dec04 - Aug34

Class 2-A (To Maturity)

	15 CPR To Maturity	20 CPR To Maturity	25 CPR To Maturity	30 CPR To Maturity	35 CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.74	4.64405	4.67896	4.70731	4.72901	4.74467
99.76	4.63948	4.67319	4.70022	4.72049	4.73459
99.78	4.63491	4.66743	4.69315	4.71198	4.72451
99.80	4.63033	4.66167	4.68607	4.70347	4.71444
99.82	4.62577	4.65591	4.67900	4.69496	4.70437
99.84	4.62120	4.65015	4.67193	4.68646	4.69431
99.86	4.61663	4.64440	4.66487	4.67796	4.68425
99.88	4.61207	4.63864	4.65780	4.66947	4.67419
99.90	4.60751	4.63289	4.65074	4.66098	4.66414
99.92	4.60295	4.62715	4.64369	4.65249	4.65410
99.94	4.59839	4.62140	4.63663	4.64401	4.64405
99.96	4.59384	4.61566	4.62958	4.63553	4.63402
99.98	4.58928	4.60992	4.62253	4.62705	4.62398
100.00	4.58473	4.60418	4.61549	4.61858	4.61395
100.02	4.58018	4.59844	4.60845	4.61011	4.60393
100.04	4.57563	4.59271	4.60141	4.60164	4.59391
100.06	4.57108	4.58698	4.59437	4.59318	4.58389
100.08	4.56654	4.58125	4.58734	4.58472	4.57388
100.10	4.56199	4.57553	4.58031	4.57627	4.56388
100.12	4.55745	4.56980	4.57328	4.56782	4.55388
100.14	4.55291	4.56408	4.56626	4.55937	4.54388
100.16	4.54837	4.55836	4.55923	4.55093	4.53388
100.18	4.54384	4.55264	4.55222	4.54249	4.52389
100.20	4.53930	4.54693	4.54520	4.53405	4.51391
100.22	4.53477	4.54122	4.53819	4.52562	4.50393
100.24	4.53024	4.53551	4.53118	4.51719	4.49395
100.26	4.52571	4.52980	4.52417	4.50877	4.48398
WAL(yrs)	5.55614	4.22454	3.33174	2.70268	2.23946
Payment Window	Dec04 - Jul34	Dec04 - Jul34	Dec04 - Jul34	Dec04 - Jul34	Dec04 - Jul34